

November 3, 2022

John Kollins
President and Chief Executive Officer
Satsuma Pharmaceuticals, Inc.
400 Oyster Point Boulevard, Suite 221
South San Francisco, CA 94080

> **Re: Satsuma Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 28, 2022**
> **File No. 333-268035**

Dear John Kollins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian J. Cuneo